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                          UNITED STATES              Expires: September 30, 1998
               SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
                     Washington, D.C. 20549          hours per response.....1.50
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                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number   1-8738
                                                              ---------------

                            Sealy Corporation
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            (Exact name of registrant as specified in its charter)

          520 Pine Street, Seattle, Washington 98101, (206) 625-1233
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Warrants to Purchase Class B Common Stock
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           (Title of each class of securities covered by this Form)

                                     None
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 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)   [X]       Rule 12h-3(b)(1)(i)   [ ]
            Rule 12g-4(a)(1)(ii)  [ ]       Rule 12h-3(b)(1)(ii)  [ ]
            Rule 12g-4(a)(2)(i)   [ ]       Rule 12h-3(b)(2)(i)   [ ]
            Rule 12g-4(a)(2)(ii)  [ ]       Rule 12h-3(b)(2)(ii)  [ ]
                                            Rule 15d-6            [ ]

     Approximate number of holders of record as of the certification or notice
date:    0*
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     Pursuant to the requirements of the Securities Exchange Act of 1934 Sealy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 13, 1998                By: /s/ Kenneth L. Walker
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Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*Pursuant to the terms of the warrants, shares of common stock are no longer issuable upon exercise of the warrants. Rather, exercise of a warrant entitles the holder thereof to a cash payment equal to $14.2927. Accordingly, the warrants are no longer a class of equity securities within the meaning of
 Section 12(g) of the Securities Exchange Act of 1934.